Exhibit 99.1

120 GERDAU

O futuro se molda

Quarterly results

GERDAU S.A.

1Q21

ACTIVE 57242348v1

São Paulo, May 5, 2021 – Gerdau S.A. (B3: GGBR4 / NYSE: GGB) announces its results for the first quarter of 2021. The consolidated financial statements of the Company are presented in Brazilian real (R$), in accordance with International Financial Reporting Standards (IFRS) and the accounting practices adopted in Brazil. The information in this report does not include the data of associates and jointly controlled entities, except where stated otherwise.

GERDAU’S PERFORMANCE IN 1Q21

Operating Results

CONSOLIDATED	1Q21	1Q20	∆	4Q20	∆
Volumes (1,000 tonnes)
Production of crude steel	3,151	3,188	-1%	3,374	-7%
Shipments of steel	3,087	2,691	15%	3,217	-4%
Results (R$ million)
Net Sales	16,343	9,228	77%	13,620	20%
Cost of Goods Sold	(12,546)	(8,372)	50%	(10,960)	14%
Gross profit	3,797	855	344%	2,660	43%
Gross margin (%)	23.2%	9.3%	13.9 p.p	19.5%	3.7 p.p
SG&A	(469)	(370)	27%	(483)	-3%
Selling expenses	(155)	(120)	30%	(165)	-6%
General and administrative expenses	(314)	(250)	25%	(318)	-1%
%SG&A/Net Sales	2.9%	4.0%	-1.1 p.p	3.5%	-0.6 p.p
Adjusted EBITDA	4,318	1,177	267%	3,056	41%
Adjusted EBITDA Margin	26.4%	12.8%	13.7 p.p	22.4%	4.0 p.p

Production and Shipments

In 1Q21, crude steel production remained in line with the same quarter last year. Compared to 4Q20, the decline in production is mainly explained by the postpone of planned maintenance stoppages at the Brazil BD from 4Q20 to 1Q21.

Steel shipments in 1Q21 grew in relation to the prior-year quarter, accompanying the recovery in key consumer sectors in the countries where Gerdau has operations. Compared to 4Q20, shipments remained at high levels, reduced primarily by the lower exports from Brazil.

Net Sales

Net sales increased in 1Q21 in relation to both 4Q20 and 1Q20. Note that net sales were influenced by the 23% appreciation in the average U.S. dollar against the Brazilian real in the last 12 months, which had a positive effect on sales from Gerdau’s operations in North America. Moreover, given the rise in raw material costs over recent months, the need arose to rebuild margins where the Company sought to maintain profitability levels. Compared specifically to 1Q20, net sales benefited from higher shipments as well as from the aforementioned factors.

Cost of Goods Sold

The growth in shipments combined with the higher costs for the main raw materials used by the Company led Costs of Goods Sold to increase by 50% between 1Q20 and 1Q21 and by 14% in relation to 4Q20. A highlight is the increase in two of the main elements composing costs: scrap consumed, which increased 77% on the prior year period and 34% sequentially (in Brazilian real), while iron ore rose 94% and 53%, respectively.

Gross Profit

Gross profit and gross margin expanded, explained by the 25% increase in net sales per ton sold and the 19% increase in cost per ton sold compared to 4Q20. This result was driven mainly by the strong performance of the U.S. and Brazilian construction industries. In addition, our operations benefited from the favorable moment in the commodity cycle, with global prices for steel and raw materials setting record highs.

Selling, General & Administrative Expenses

Selling, general and administrative expenses increased in relation to both comparison periods, but as a ratio of net sales decreased 0.6 p.p. from 4Q20, to 2.9%.

EBITDA & EBITDA Margin

BREAKDOWN OF CONSOLIDATED EBITDA (R$ million)	1Q21	1Q20	∆	4Q20	∆
Net income	2,471	221	1016%	1,057	134%
Net financial result	271	231	17%	834	-68%
Provision for income and social contribution taxes	817	21	3,827%	674	21%
Depreciation and amortization	649	557	17%	684	-5%
EBITDA - Instruction CVM ¹	4,207	1,030	308%	3,250	29%
Equity in earnings of unconsolidated companies	(149)	(10)	1322%	(75)	100%
Proportional EBITDA of associated companies and jointly controlled entities	256	114	125%	171	49%
Impairment of financial assets	5	43	-88%	(8)	-
Non-recurring items	-	-	-	(282)	-
Impairment of non-financial assets	-	-	-	412	-
Credit recovery / Provisions	-	-	-	(694)	-
Adjusted EBITDA²	4,318	1,177	267%	3,056	41%
Adjusted EBITDA Margin	26.4%	12.8%	13.7 p.p	22.4%	4.0 p.p

CONCILIATION OF CONSOLIDATED EBITDA (R$ million)	1Q21	1Q20	4Q20
EBITDA - Instruction CVM ¹	4,207	1,030	3,250
Depreciation and amortization	(649)	(557)	(684)
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES³	3,558	473	2,566

1 – Non-accounting measure calculated in accordance with CVM Instruction 527.

2 – Non-accounting measure calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generation in the period.

3 - Accounting measure reported in the consolidated Income Statement.

Adjusted EBITDA in 1Q21 set an all-time high for the Company on a quarterly basis, while adjusted EBITDA margin was the highest since 2007. This result reflects the excellent scenario for the steel industry in all countries where Gerdau operates, combined with the efficiency of the teams in seizing the opportunities arising from this scenario.

EBITDA (R$ million) & EBITDA Margin (%)

Financial Result & Net Income

CONSOLIDATED (R$ million)	1Q21	1Q20	∆	4Q20	∆
Income before financial income expenses and taxes¹	3,558	473	652%	2,565	39%
Financial Result	(271)	(231)	17%	(834)	-68%
Financial income	56	46	21%	55	2%
Financial expenses	(314)	(325)	-4%	(379)	-17%
Exchange variation, net (including net investment hedge)	34	(56)	-	(142)	-
Exchange variation (other currencies)	(46)	103	-	(128)	-64%
Bonds repurchase expenses	-	-	-	(239)	-
Gains (losses) on financial instruments, net	(1)	1	-	(1)	0%
Income before taxes¹	3,287	242	1,258%	1,731	90%
Income and social contribution taxes	(817)	(21)	3827%	(674)	21%
Exchange variation including net investment hedge	7	80	-91%	(3)	-333%
Other lines	(824)	(101)	717%	(484)	70%
Non recurring items	-	-	-	(187)	-100%
Consolidated Net Income ¹	2,471	221	1,016%	1,057	134%
Non recurring items	-	-	-	145	-
Credit recovery / Provisions	-	-	-	(694)	-
Income tax of extraordinary items	-	-	-	187	-
Bonds repurchases	-	-	-	239	-
Impairment of non-financial assets	-	-	-	412	-
Consolidated Adjusted Net Income²	2,471	221	1016%	1,202	106%

1 - Accounting measure disclosed in the consolidated Income Statement.

2 - Non-accounting measure calculated by the Company to show net profit adjusted by non-recurring events that influenced the result.

The financial result increased in 1Q21 compared to 1Q20 due to the effects from exchange variation on the Company’s foreign-denominated liabilities. In relation to 4Q20, note that the Company, as part of its liability management, carried out a bond repurchase operation in late 2020 to reduce its currency exposure to the U.S. dollar and consequently smooth the effects from exchange rate fluctuations.

Adjusted net income in 1Q21 also set a new record for the Company on a quarterly basis, supported by the higher EBITDA.

Dividends

On May 4, 2021, the Board of Directors of Gerdau S.A. approved the distribution of dividends in the amount of R$ 682.1 million (R$ 0.40 per share), to be paid as an advance on the minimum mandatory dividend for 2021, as stipulated in the Bylaws.

This dividend approved in 1Q21 already corresponds to nearly all the dividends distributed in fiscal year 2020. Management reaffirms its understanding that the best way to increase absolute dividends is through strong cash generation, which it has been delivering, enabling maintenance of its policy to distribute 30% of adjusted net income.

Record date: close of trading on May 14, 2021

Ex-dividend date: May 17, 2021

Payment date: May 26, 2021

Working Capital & Cash Conversion Cycle

The cash conversion cycle (working capital divided by daily net revenue in the quarter) returned to more balanced levels, from 49 days in December 2020 to 57 days in March 2021, due to the increases of 37% in accounts receivable and of 30% in inventories. Note that these are natural adjustments given the stronger global steel demand.

Working Capital (R$ million) & Cash Conversion Cycle (days)

Financial Liabilities

DEBT BREAKDOWN (R$ million)	31-Mar-21	31-Dec-20	31-Mar-20
Short Term	452	1,432	3,659
Long Term	17,313	16,084	16,370
Gross Debt	17,766	17,516	20,029
Cash, cash equivalents and short-term investments	7,003	7,658	5,979
Net Debt	10,763	9,858	14,051

On March 31, 2021, gross debt was only 1% short term and 99% long term. The Company maintained its consolidated exposure denominated in U.S. dollar at the same level registered at the end of December 2020, at 77%, while consolidated exposure denominated in Brazilian real was 23% of total gross debt.

On March 31, 2021, 24% of cash was denominated in U.S. dollar.

The evolution in key debt indicators is shown below:

INDICATORS	31-Mar-21	31-Dec-20	31-Mar-20
Gross debt / Total capitalization ¹	34%	36%	40%
Net debt² (R$) / EBITDA ³ (R$)	0.96x	1.25x	2.55x

1 - Total capitalization = shareholders' equity + gross debt – interest on debt.
2 – Net debt = gross debt – interest on debt – cash, cash equivalents and financial investments.
3 – Adjusted EBITDA in the last 12 months.

The reduction in the net debt/EBITDA ratio from 1.25x on December 31, 2020 to 0.96x on March 31, 2021 is explained by the strong Adjusted EBITDA recorded in the first quarter of 2021, which was approximately 3.7 times higher than Adjusted EBITDA in the same quarter of 2020.

Note that this means that the Company’s management has achieved one of the goals of its financial policy approved by the Board of Directors, which is keeping the net debt/EBITDA ratio between 1.0x and 1.5x.

Gross Debt Maturity Schedule

(R$ billion)

At the end of March 2021, the nominal weighted average cost of gross debt was 4.83%, or 3.22% for the portion denominated in Brazilian real, 5.7% plus exchange variation for the portion denominated in U.S. dollar contracted by companies in Brazil and 4.12% for the portion contracted by subsidiaries abroad. On March 31, 2021, the average gross debt term was 8 years, with the debt maturity schedule well balanced and distributed over the coming years.

Investments

Capital expenditure amounted to R$ 435 million in 1Q21, with R$ 202 million allocated to general maintenance, R$ 50 million to maintenance of the Ouro Branco Mill and R$ 183 million to technological expansion and updating. Of the amount invested in the quarter, 47% was allocated to the Brazil BD, 17% to the Special Steel BD, 28% to the North America BD, 4% to the South America BD and 4% to Gerdau Next.

An update on the status of two investments made in 2020 follows:

GERDAU NEXT

Brasil ao Cubo

Gerdau made a financial contribution of R$ 60 million to the construtech Brasil ao Cubo in exchange for a one-third interest in its capital. The remaining interest in the company is mostly held by the company’s founding partners. With the newly acquired interest in the construtech, Gerdau advances its vision for innovating the future of construction through which it proposes to contribute by reducing the significant productivity gap in the construction industry by adopting new methods and technologies. Developed by Brasil ao Cubo, the off-site modular construction technique allows for delivering projects in their final version four times faster than using conventional model, as well as reducing waste and costs and accelerating the availability of the project for use.

Over the last six months, Gerdau Next has made important advances in implementing the strategy to diversify the Gerdau group in both businesses 100% under its control and under partnership models. Gerdau Next’s portfolio is composed of the companies G2L (multimodal logistics), G2Base (project foundations), Juntos Somos Mais (JV with Votorantim Cimentos and Tigre, including the acquisition of Triider), Brasil ao Cubo, the recently launched Gerdau Graphene, the startup accelerator Ventures Gerdau and Corporate Venture Capital Paris Ventures.

ESG Factors

Gerdau concluded its greenhouse gas inventory, which was audited by the Totum Institute and indicates a carbon intensity of 0.93 tCO2e/t of steel produced. This amount is below the average of the global steel industry of 1.83 tCO2e/t (tons of greenhouse gases emitted for each ton of steel produced) disclosed by the World Steel Association (worldsteel). Gerdau also adopted the curve methodology Marginal Abatement Cost Curve (MACC) and Marginal Energy Abatement Cost Curve (MEAC) for structuring its emissions reduction targets for the short, medium and long term. The goal of the study is to learn about the technologies available and under development that are pertinent to and feasible for the steel-making process used by the company, analyze which are eligible, prioritize and plan the initiatives and investments and then disclose them to the external public over the coming years.

Moreover, Gerdau, in partnership with other companies, constructed 40 ICU beds in São Paulo city adjacent to Vila Santa Catarina Municipal Hospital to serve patients exclusively through the National Health System (SUS). Delivered at end-April, the center is the third hospital facility that Gerdau has helped build in Brazil as part of its initiatives to support the fight against Covid-19. The project was structured using the modular construction technique developed by Brasil ao Cubo, which uses steel as the main raw material and allows for delivering projects in their final version four times faster than using traditional techniques, which helped to save more lives.

Gerdau also was part of a coalition of 12 Brazilian companies that donated, in early April, 5,000 oxygen concentrators to treat patients with Covid-19. The initiative required a joint investment of R$35 million in equipment, which were delivered to the Ministry of Health.

Free Cash Flow

Free cash flow in 1Q21 was positive R$ 1.1 billion, which reflects the record-high EBITDA noted earlier and proved important for rebuilding the Company's working capital. Over recent years, we have registered negative free cash flow in first quarters as a seasonal effect, which compares to the positive result in the first quarter of this year.

Free Cash Flow (R$ million)

Free Cash Flow, Quarterly (R$ million)

PERFORMANCE BY BUSINESS DIVISION (BD)

The information in this report is divided into four Business Divisions (BD) in accordance with Gerdau’s corporate governance, as follows:

•	Brazil BD (Brazil Business Division) – includes the operations in Brazil (except special steel) and the iron ore operation in Brazil;
•	North America BD (North America Business Division) – includes all operations in North America (Canada, United States and Mexico), except special steel, as well as the jointly controlled entity located in Mexico;
•	South America BD (South America Business Division) – includes all operations in South America (Argentina, Peru, Uruguay and Venezuela), except the operations in Brazil, and the jointly controlled entities in the Dominican Republic and Colombia;
•	Special Steel BD (Special Steel Business Division) – includes the special steel operations in Brazil and the United States.

NET SALES

EBITDA & EBITDA Margin

BRAZIL BD

BRAZIL BD	1Q21	1Q20	∆	4Q20	∆
Volumes (1,000 tonnes)
Production of crude steel	1,292	1,239	4%	1,565	-17%
Shipments of steel	1,285	1,117	15%	1,419	-9%
Domestic Market	1,236	940	31%	1,226	1%
Exports	49	178	-72%	193	-75%
Shipments of long steel	888	761	17%	1,007	-12%
Domestic Market	848	611	39%	821	3%
Exports	41	150	-73%	186	-78%
Shipments of flat steel	396	356	11%	412	-4%
Domestic Market	388	328	18%	406	-4%
Exports	8	28	-70%	7	26%
Results (R$ million)
Net Sales¹	6,883	3,414	102%	5,787	19%
Domestic Market	6,691	3,008	122%	5,258	27%
Exports	192	406	-53%	529	-64%
Cost of Goods Sold	(4,486)	(3,009)	49%	(4,119)	9%
Gross profit	2,397	406	491%	1,668	44%
Gross margin (%)	34.8%	11.9%	22.9 p.p	28.8%	6.0 p.p
Adjusted EBITDA	2,537	537	373%	1,790	42%
Adjusted EBITDA Margin (%)	36.9%	15.7%	21.1 p.p	30.9%	5.9 p.p

1 – Includes iron ore sales.

Production and Shipments

Steel production in Brazil remains on a highly positive uptrend. According to data from the Brazilian Steel Institute (IABr), in the first quarter of 2021, Brazil produced 8.7 million tons of crude steel, up 6% from the same quarter last year. The highlight was the production of flat and long steel products, which increased by 8% in relation to 1Q20. Domestic sales rose 29% compared to 1Q20 to 5.9 million tons in 1Q21. In March alone, sales were 42% higher than in March 2020, representing the best performance since October 2013, according to the Institute.

For Gerdau, in the Brazil BD, crude steel production increased 4% in 1Q21 compared to 1Q20. This result was driven mainly by the performance of Brazil’s domestic market, supported by the main steel consumption sectors. Compared to 4Q20, the reduction was due to the planned maintenance stoppages occurred in 1Q21.

In this scenario, the Company's domestic sales registered strong growth of 31% in 1Q21 compared to 1Q20. The flexibility of the business model and proximity to customers and partners were essential to quickly capture the favorable scenario in all regions of Brazil. Only 4% of sales were directed to exports given the focus on the domestic market.

In 1Q21, 145,000 tonnes of iron ore were sold to third parties and 718,000 tonnes were consumed internally.

Operating Result

Net sales increased in 1Q21 compared to 1Q20, explained mainly by the higher shipments to the domestic market, better dilution of fixed costs and also reflecting the work that has been done in recent years in reducing and controlling costs and expenses. Shipments to the domestic market as a ratio of total sales increased from 84% in 1Q20 to 96% in 1Q21. That said and added to the changes in the international steel scenario and the costs of its main inputs, the Company has been making a move to recover and preserve its margins due to the high cost cycle of its main raw materials.

Cost of goods sold in 1Q21 increased materially in relation to both comparison periods, due to the higher costs of raw materials in general (i.e., the cost of scrap consumed increased over 100% in relation to 1Q20 and over 30% in relation to 4Q20, while the cost of iron ore increased over 90% and 50% in relation to 1Q20 and 4Q20, respectively).

Gross profit and gross margin expanded in relation to both comparison periods, driven by the better market mix, with 96% of shipments directed to the domestic market, where demand remained stronger. The change in mix led the increase in net sales per ton sold to outpace the increase in cost per ton sold.

In 1Q21, the Brazil BD delivered its best EBITDA ever on a quarterly basis. This result reflects the excellent scenario for the global steel industry, combined with the efficiency of the teams in seizing the opportunities arising from this scenario.

EBITDA (R$ million) & EBITDA Margin (%)

NORTH AMERICA BD

NORTH AMERICA BD	1Q21	1Q20	∆	4Q20	∆
Volumes (1,000 tonnes)
Production of crude steel	1,251	1,345	-7%	1,177	6%
Shipments of steel	1,123	1,122	0%	1,166	-4%
Results (R$ million)
Net Sales	5,888	3,966	48%	5,030	17%
Cost of Goods Sold	(5,152)	(3,648)	41%	(4,639)	11%
Gross profit	735	318	132%	391	88%
Gross margin (%)	12.5%	8.0%	4.5 p.p	7.8%	4.7 p.p
EBITDA	843	425	99%	562	50%
EBITDA margin (%)	14.3%	10.7%	3.6 p.p	11.2%	3.1 p.p

Production and Shipments

Steel production in 1Q21 decreased in relation to 1Q20, adjusting to the shipments necessary for the period. Note that the North America BD currently is operating near its full capacity, with the rolling mills at over 90% of their full capacity.

Shipments in 1Q21 compared to 1Q20 remained stable at high levels. Demand from the non-residential construction and industrial sectors remained at healthy levels. Total construction investments (CPIP) increased 7% in the 12 months to February, to US$ 1.4 trillion. Note that the leading indicator for the non-residential construction (ABI) recovered to expansion territory, reaching 55.6 in March 2021. The industrial sector also remained strong, as shown by the Institute for Supply Management (ISM) index, which reached 64.7 in March 2021 (above 50 indicates growth).

Operating Result

The growth in net sales in 1Q21 compared to 1Q20 was mainly due to the 23% appreciation in the average U.S. dollar rate against the Brazilian real in the period. Compared to 4Q20, the growth in net sales was due to the increase in net sales per ton sold (+19% in Brazilian real).

Cost of goods sold in 1Q21 increased compared to 1Q20 due to exchange variation effects, as mentioned above. In relation to 4Q20, COGS was impacted by the scrap cost, which increased 32% in Brazilian real in the comparison periods.

Gross profit and gross margin increased in 1Q21 in relation to 1Q20, explained by the better metals spread and the initiatives to streamline costs with production at full capacity.

EBITDA and EBITDA margin in 1Q21 grew in relation to both comparison periods, accompanying the evolution in gross profit and gross margin. Note that this was the highest quarterly EBITDA for the North America BD since 2008.

EBITDA (R$ million) & EBITDA Margin (%)

SOUTH AMERICA BD

SOUTH AMERICA BD	1Q21	1Q20	∆	4Q20	∆
Volumes (1,000 tonnes)
Production of crude steel	163	142	15%	184	-11%
Shipments of steel	296	202	47%	331	-11%
Results (R$ million)
Net Sales	1,449	699	107%	1,326	9%
Cost of Goods Sold	(1,062)	(594)	79%	(974)	9%
Gross profit	387	105	267%	352	10%
Gross margin (%)	26.7%	15.1%	11.6 p.p	26.5%	0.2 p.p
EBITDA	550	164	236%	454	21%
EBITDA margin (%)	38.0%	23.4%	14.6 p.p	34.2%	3.8 p.p

Production and Shipments

Steel production and shipments in 1Q21 increased in relation to 1Q20, supported by the continued good performance of the construction industry, especially in Peru and Argentina. In relation to 4Q20, production and shipments contracted due to the very strong comparison base in terms of shipments.

Operating Result

Net sales increased in 1Q21 in relation to 1Q20 due to higher shipments and the strong correlation of these countries with international steel prices.

Cost of goods sold increased, in line with the higher shipments and the higher prices of raw materials, especially the increase of over 40% in in the cost of scrap consumed.

Gross profit and gross margin increased in 1Q21 compared to both periods, since the increase in net sales per ton sold surpassed the increase in costs per ton sold in the period.

EBITDA and EBITDA margin in 1Q21 set record highs for the division on a quarterly basis, reflecting the robust demand from the construction industry, mainly in Peru and Argentina, and the important contribution from the joint ventures in Colombia and the Dominican Republic.

EBITDA (R$ million) & EBITDA Margin (%)

SPECIAL STEEL BD

SPECIAL STEEL BD	1Q21	1Q20	∆	4Q20	∆
Volumes (1,000 tonnes)
Production of crude steel	445	462	-4%	448	-1%
Shipments of steel	425	329	29%	407	4%
Results (R$ million)
Net Sales	2,430	1,437	69%	2,061	18%
Cost of Goods Sold	(2,145)	(1,407)	52%	(1,839)	17%
Gross profit	285	30	850%	222	28%
Gross margin (%)	11.7%	2.1%	9.7 p.p	10.8%	0.9 p.p
EBITDA	409	119	245%	310	32%
EBITDA margin (%)	16.8%	8.2%	8.6 p.p	15.1%	1.8 p.p

Production and Shipments

Steel production registered a slight reduction in relation to 1Q20. On the other hand, rolled steel production increased (+7%) to meet the gradual recovery in demand in Brazil and the United States.

Steel shipments registered strong growth in 1Q21 compared to 1Q20, reflecting the recovery of the automotive industry for the operations in Brazil, combined with the gradual recovery in shipments from the United States, which is an effect observed already in the prior quarter.

In Brazil, according to Anfavea, heavy vehicle production increased 34% in 1Q21 compared to 1Q20. Heavy vehicles require around 10 times more special steel than light vehicles. We also observed in Brazil an inventory rebuilding trend in the chain.

In the United States, vehicle sales increased 11% in 1Q21 compared to 1Q20, to 3.8 million vehicles. Heavy vehicle production, for example, rose 30%. We also have been observing a gradual recovery in demand from the oil and gas industry and related distribution activities.

Operating Result

The increase in net sales and cost of goods sold in 1Q21 compared to 1Q20 is mainly due to the growth in shipments driven by the recovery in demand mentioned above.

Gross profit and gross margin continued their uptrend in the period, supported by the economies of scale resulting from higher sales. Note that this division has been posting a gradual recovery, as shown by the increase in the capacity utilization rate from 64% in 1Q20 to 83% in 1Q21.

EBITDA and EBITDA margin increased in 1Q21 compared to both periods, accompanying the performance of gross profit and gross margin in the period. As a result, the Special Steel division returned to margin levels not seen since 2018.

EBITDA (R$ million) & EBITDA Margin (%)

THE MANAGEMENT

This document contains forward-looking statements. These statements are based on estimates, information or methods that may be incorrect or inaccurate and that may not occur. These estimates are also subject to risk, uncertainties and assumptions that include, among other factors: general economic, political and commercial conditions in Brazil and in the markets where we operate and existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. Gerdau does not undertake and expressly waives any obligation to update any of these forward-looking statements, which are valid only on the date on which they were made.

GERDAU S.A.
CONSOLIDATED BALANCE SHEETS
In thousands of Brazilian reais (R$)
(Unaudited)
	March 31, 2021	December 31, 2020
CURRENT ASSETS
Cash and cash equivalents	4.241.872	4.617.204
Short-term investments	2.760.630	3.041.143
Trade accounts receivable - net	5.137.405	3.737.270
Inventories	11.956.742	9.169.417
Tax credits	1.100.003	1.201.312
Income and social contribution taxes recoverable	458.607	1.051.584
Other current assets	562.462	591.523
	26.217.721	23.409.453

NON-CURRENT ASSETS
Tax credits	744.917	664.045
Deferred income taxes	3.376.705	3.393.354
Related parties	111.884	134.354
Judicial deposits	1.821.320	1.825.791
Other non-current assets	617.208	590.864
Prepaid pension cost	32.627	39.196
Investments in associates and joint ventures	2.572.093	2.271.629
Goodwill	13.235.503	12.103.519
Leasing	828.361	815.311
Other Intangibles	606.944	622.578
Property, plant and equipment, net	17.854.960	17.252.915
	41.802.522	39.713.556

TOTAL ASSETS	68.020.243	63.123.009

GERDAU S.A.
CONSOLIDATED BALANCE SHEETS
In thousands of Brazilian reais (R$)
(Unaudited)
	March 31, 2021	December 31, 2020
CURRENT LIABILITIES
Trade accounts payable	6.729.354	5.437.953
Short-term debt	429.657	1.424.043
Debentures	22.420	7.463
Taxes payable	711.296	600.089
Income and social contribution taxes payable	838.810	810.125
Payroll and related liabilities	514.832	591.653
Dividends payable	-	510.348
Leasing payable	245.736	231.703
Employee benefits	-	208
Environmental liabilities	136.490	125.992
Fair value of derivatives	-	971
Obligations with FIDC	956.728	944.513
Other current liabilities	789.765	797.082
	11.375.088	11.482.143

NON-CURRENT LIABILITIES
Long-term debt	14.417.723	13.188.891
Debentures	2.895.436	2.894.954
Related parties	-	22.855
Deferred income taxes	59.633	61.562
Provision for tax, civil and labor liabilities	1.209.617	1.172.511
Environmental liabilities	170.768	171.102
Employee benefits	2.021.694	1.861.231
Obligations with FIDC	43.159	42.893
Leasing payable	629.117	624.771
Other non-current liabilities	503.747	514.886
	21.950.894	20.555.656

EQUITY
Capital	19.249.181	19.249.181
Treasury stocks	(215.599)	(229.309)
Capital reserves	11.597	11.597
Retained earnings	9.804.918	7.292.332
Transactions with non-controlling interests without change of control	(2.870.825)	(2.870.825)
Other reserves	8.464.001	7.407.295
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	34.443.273	30.860.271

NON-CONTROLLING INTERESTS	250.988	224.939

EQUITY	34.694.261	31.085.210

TOTAL LIABILITIES AND EQUITY	68.020.243	63.123.009

GERDAU S.A.
CONSOLIDATED STATEMENTS OF INCOME
In thousands of Brazilian reais (R$)
(Unaudited)	For the three-month period ended
	March 31, 2021	March 31, 2020	December 31, 2019

NET SALES	16.342.984	9.227.541	13.620.179

Cost of sales	(12.546.075)	(8.372.080)	(10.959.981)

GROSS PROFIT	3.796.909	855.461	2.660.198

Selling expenses	(155.393)	(119.922)	(165.094)
General and administrative expenses	(314.095)	(250.455)	(318.257)
Other operating income	162.856	23.555	965.291
Other operating expenses	(76.313)	(2.428)	(247.438)
Impairment of financial assets	(5.036)	(43.292)	7.999
Impairment of non-financial assets	-	-	(411.925)
Equity in earnings of unconsolidated companies	148.959	10.490	74.674

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	3.557.887	473.409	2.565.448

Financial income	55.908	46.309	54.754
Financial expenses	(313.596)	(325.422)	(379.032)
Bonds repurchases	-	-	(239.273)
Exchange variations, net	(11.869)	47.324	(269.642)
Gains on financial instruments, net	(1.159)	523	(982)

INCOME BEFORE TAXES	3.287.171	242.143	1.731.273

Current	(743.816)	(84.921)	(543.804)
Deferred	(72.819)	64.128	(130.673)
Income and social contribution taxes	(816.635)	(20.793)	(674.477)

NET INCOME	2.470.536	221.350	1.056.796

(-) Credit recovery / Provisions	-	-	(693.710)
(+) Impairment of non-financial assets	-	-	411.925
(+) Bonds repurchases	-	-	239.273
(+) Income tax of extraordinary items	-	-	187.356
(=) Total of extraordinary items	-	-	144.844

ADJUSTED NET INCOME*	2.470.536	221.350	1.201.640

* Adjusted net profit is a non-accounting measure calculated by the Company, reconciled with the financial statements and consists of net income (loss) adjusted by non-recurring events that influenced profit or loss, without cash effect.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

(Unaudited)

	For the three-month period ended
	March 31, 2021	March 31, 2020
Cash flows from operating activities
Net income for the period	2.470.536	221.350
Adjustments to reconcile net income for the period to net cash provided by operating activities:
Depreciation and amortization	648.831	556.629
Equity in earnings of unconsolidated companies	(148.959)	(10.490)
Exchange variation, net	11.869	(47.324)
Gains and losses on derivative financial instruments, net	1.159	(523)
Post-employment benefits	66.877	57.619
Long-term incentive plans	11.219	8.943
Income tax	816.635	20.793
(Gains) Losses on disposal of property, plant and equipment	(339)	826
Impairment of financial assets	5.036	43.292
Provision (reversal) of tax, civil, labor and environmental liabilities, net	35.136	(70.533)
Interest income on short-term investments	(36.453)	(31.628)
Interest expense on debt and debentures	214.230	227.855
Interest on loans with related parties	(1.497)	(1.604)
(Reversal) Provision for net realizable value adjustment in inventory, net	(5.293)	(30.250)
	4.088.987	944.955
Changes in assets and liabilities
Increase in trade accounts receivable	(1.174.561)	(183.883)
Increase in inventories	(2.356.978)	(805.051)
Increase (Decrease) in trade accounts payable	962.104	(31.172)
Decrease (Increase) in other receivables	4.471	(4.303)
Decrease in other payables	(51.269)	(125.147)
Dividends from associates and joint ventures	4.068	-
Purchases of short-term investments	(557.664)	(1.155.556)
Proceeds from maturities and sales of short-term investments	873.312	2.688.673
Cash provided by operating activities	1.792.470	1.328.516

Interest paid on loans and financing	(104.680)	(137.262)
Interest paid on lease liabilities	(16.151)	(9.829)
Income and social contribution taxes paid	(102.891)	(20.219)
Net cash provided by operating activities	1.568.748	1.161.206

Cash flows from investing activities
Purchases of property, plant and equipment	(435.129)	(471.588)
Proceeds from sales of property, plant and equipment, investments and other intangibles	663	2.459
Additions in other intangibles	(37.105)	(37.612)
Capital increase in joint ventures	-	(42.782)
Net cash used in investing activities	(471.571)	(549.523)

Cash flows from financing activities
Dividends and interest on capital paid	(441.188)	(70.483)
Proceeds from loans and financing	145.350	1.562.606
Repayment of loans and financing	(1.229.008)	(1.238.867)
Leasing payment	(66.302)	(62.918)
Intercompany loans, net	1.111	4.818
Net cash (used) provided by financing activities	(1.590.037)	195.156

Exchange variation on cash and cash equivalents	117.528	367.363

(Decrease) Increase in cash and cash equivalents	(375.332)	1.174.202
Cash and cash equivalents at beginning of period	4.617.204	2.641.652
Cash and cash equivalents at end of period	4.241.872	3.815.854